

June 21, 2011

Via Email
Bryan K. Brown
Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, TX 77002

        Re: Platinum Energy Resources Inc.
               Schedule 14D-9
               Filed June 17, 2011

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Rule 14e-2 requires a company that is the subject of a tender offer to express an opinion with respect to such offer "no later than 10 business days from the date the tender offer is first published or sent or given." The Schedule TO-T with respect to the offer by Pacific International Group Holdings LLC ("Pacific International" or "Pacific") was filed on May 26, 2011. Your Schedule 14D-9 was not filed until June 17, 2011. Please advise how Platinum Energy Group has satisfied its obligation to express an opinion with respect to the offer within the time frame mandated by Rule 14e-2. Your response should indicate when and

how you disseminated to Platinum Energy shareholders the information required by Rule 14e-2.

Schedule 14D-9

Item 3. Past Contacts, Negotiations and Agreements, page 2

2. We note the disclosure in the Offer to Purchase filed by Pacific International concerning the affiliation between insiders of Platinum and affiliates of Pacific. Specifically, we understand that Al Rahmani is a member of the Board of Directors of Platinum and an employee of a Pacific affiliate, Mark Ghermezian is a member of the Platinum Board and an employee of two affiliates of Pacific, and Victor David Rahmanian is a member of the Platinum Board and an employee of a Pacific affiliate. In addition, we note that Mr. Rahmani made a loan of over $5,000,000 to Platinum, which Pacific will repay or cause the company to repay immediately after this offer is consummated. Finally, your board member Mark Ghermezian shares the same last name as Syd Ghermezian, a co-bidder in the tender offer by Pacific International, suggesting that there may be a family relationship between these two individuals. Given these facts, it is not clear how you have satisfied your disclosure obligation pursuant to Item 3 of Schedule 14D-9 and Item 1005(d) of Regulation M-A. Information about affiliation between corporate insiders of Platinum and the bidder in this tender offer would appear to be relevant to shareholders in making an investment decision. Please revise your disclosure document accordingly. In addition, tell us how you will disseminate your revised disclosure to shareholders.

Item 4. The Solicitation or Recommendation, page 2

3. Your disclosure indicates that as part of its consideration of its position with respect to the offer, the Board recognized that "there were certain factors that may be in favor of recommending that the Company's stockholders reject the Offer and not tender their shares in the Offer and certain factors that may be in favor of recommending that stockholders accept the Offer and tender their shares in the Offer." Please describe with specificity each such negative and positive factor and how the Board considered each.

Item 5. Persons/Assets Retained, employed, Compensated or to be Used, page 3

4. Item 1009(a) of Regulation M-A requires you to identify persons retained to make recommendations with respect to the transaction and to summarize the terms of their employment or engagement. The disclosure under Item 4(a) in the Schedule 14D-9 references financial advisors engaged by the Company. Please provide the disclosure required by Item 1009(a) with respect to such persons or entities, as applicable.

Bryan K. Brown
Porter Hedges LLP
June 21, 2011
Page 3

<u>Item 8. Additional Information, page 3</u>

5. While you may include appropriate cautionary language concerning the limitations on the accuracy of any forward-looking statements contained in the Schedule 14D-9, it is inappropriate for Platinum to disclaim all responsibility for the accuracy of disclosure which it has prepared and included in its filing. Please revise the language here accordingly.

6. In addition, revise the statement concerning your obligation to update any such information in the last sentence of the first paragraph of this section, consistent with your obligation to amend pursuant to Rule 14d-9(c) of Regulation 14D.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 202-551-3263 with any questions about the above comments or any other matters related to your filing.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions